

June 23, 2008

<u>By facsimile to (630) 305-2900 and U.S. Mail</u>

Mr. J. Erik Fyrwald
Chairman, President, and Chief Executive Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, IL 60563-1198

Re: Nalco Holding Company
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007
        File No. 1-32342

Dear Mr. Fyrwald:

    We reviewed the filing and have the comments below.

    Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

    Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>Definitive 14A filed March 14, 2008</u>

<u>Who are this year's nominees?, page 17; Officers of the Company as of December 31, 2007, page 60</u>

1.   Describe briefly in future filings the business experience during the past five years of Messrs. Douglas A. Pertz, Frederic Jung, and Richard J. O'Shanna as required by Item 401(e)(1) of Regulation S-K.

<u>Stock Ownership Information, page 21</u>

2.   The purpose of the reference to Glenview Capital GP and Mr. Robbins in footnote (10) to the table is unclear. Please revise in future filings.

<u>Compensation Discussion and Analysis, page 24</u>

3.   For each comment below, please provide us with your supplemental response to the comment as well as sample disclosure that you would include in response to the comment in future filings. We may have additional comments upon review of your response.

4.   Please clarify which NEOs receive awards under the 2004 Stock Incentive Plan versus the Nalco LLC 2004 Unit Plan. We note your disclosure that, among others, Messrs. Bell and Johnson participate in the Nalco LLC 2004 Unit Plan, and that unidentified senior managers who purchased B, C and D Units under the Unit Plan do not currently participate in long-term equity incentive awards under the 2004 Stock Incentive Plan. Since the focus of this discussion is compensation awarded to NEOs, you should be specific, naming the NEOs that received different elements of compensation. Please also note our comments below regarding particular NEOs.

5.   Please note as well that your CD&A should discuss how each compensation element and the company's decisions regarding that element fit into the overall compensation objectives and affect decisions regarding other elements. For example, if the Compensation Committee's decision to grant awards under the 2004 SIP are impacted by whether the NEO receives awards under the Unit Plan, please disclose this.

<u>Significant Activities of the Compensation Committee During 2007 and the First Quarter of 2008, page 26</u>

6.   The information given about the Management Incentive Plan is not sufficient to explain how the company determined the amount of incentive compensation paid to the NEOs that is reflected in the Summary Compensation Table. You have provided threshold,

base, premium and maximum amounts of various measures, but have not provided sufficient textual disclosure for investors to understand what each column in the table is intended to depict, or how the compensation committee determined that payout under the plan would be at $23.3M for 2006, and 102% of target for 2007. In addition, the in the footnotes to Grants of Plan-Based Awards table, you refer to awards under the Management Incentive Plan as "NEIP." Please explain what this is in your discussion of the Management Incentive Plan.

Long-Term Equity Incentive Awards under the 2004 SIP, page 30

7.   Please clarify your disclosure that the company changed its method of providing long-term incentive compensation from cash to equity awards in 2006, given that the SIP under which equity incentives are awarded is from 2004.

8.   Please clarify how the various performance targets listed in the tables here work together to determine the amount of the awards granted to each NEO. It is also not clear how, based on these targets, the amount of award granted to each NEO was determined.

Nalco LLC 2004 Unit Plan, page 31

9.   We note that the Unit Plan is not a company plan and is not governed by the company's compensation committee. Please clarify whether the awards under the plan are compensation to the NEOs, and discuss what these awards, which appear to be ownership interests in the LLC subsidiary, are designed to reward, why they are paid, and how the amount of the awards is determined.

10.   We note that the Unit Plan is intended to reward participants for increase in the value of the company's equity and for reaching earnings performance targets. The description of the operation of the plan and the terms of awards made under it does not provide enough information for investors to understand how the plan achieves these objectives. For example, do participants purchase at an exercise price that is set at the time the award is granted so they are rewarded for increases in the value of the Units? What earnings performance targets are observed and how do they relate to the specific awards granted to each NEO that participates in this plan?

11.   Please explain the terms of the Unit Plan under which the NEOs can convert the Units in to shares of the company's common stock.

12.   Please explain what is meant by the concept of vesting. We note several disclosures that NEOs have purchased Units under the plan. Must the Units vest even after the NEO has

purchased them? Or is it the right to purchase the Units that vests? Must they be vested before the NEO can convert them?

Gregory N. Nelson, page 36

13.   Disclosure elsewhere in CD&A states that senior managers who purchased B, C and D Units under the Unit Plan do not currently participate in long-term equity incentive awards under the 2004 Stock Incentive Plan. However, Mr. Nelson appears to participate both in the Unit Plan and the "Long-Term Equity Incentive Plan", which we assume is the 2004 SIP. Please clarify.

David Johnson, page 36

14.   Please clarify whether the stock awards contemplated by the Restricted Shares Agreement and the Restricted Stock Agreement are pursuant to the 2004 SIP. Please explain what "Performance Shares" are, as opposed to the restricted shares that are the subject of these agreements. This comment also applies to disclosure regarding Mr. Yimoyines's stock awards. In this regard, we also note disclosure on page 41 suggesting that Performance Shares are granted under a Performance Share Program while restricted stock grants are made under the 2004 SIP. Please ensure that in an appropriate place in your disclosure you discuss the existence and material terms of each program or plan under which NEOs receive compensation and awards.

Mr. Yimoyines, page 37

15.   Please explain what the "supplement defined contribution plan" is.

Summary Compensation Table – 2007, page 39

16.   Disclosure in CD&A states that Mr. Bell has not participated in the company's Long-Term Equity Incentive Awards under the 2004 SIP, yet disclosure in note 2 to the table indicates that amounts shown in the stock awards and option awards columns reflect the value of grants made under the 2004 SIP, plus special one-time awards. Please reconcile. If all of Mr. Bell's awards are special one-time awards, please clarify that in a separate note to the table. In addition, CD&A should discuss the special one-time awards as an element of compensation and should include all of the information about those awards, including but not limited to why the company chose to pay the awards and how the amount of the award was determined.

Footnotes to Plan-Based Awards Table, page 41

17.   Footnote 1 states that the items summarized in the footnote reflect performance share and stock option grants made under the 2004 SIP. However, it also appears to include awards under the Management Incentive Program and Performance Share Program. Please clarify.

18.   Narrative disclosure regarding Mr. Yimoyines's compensation states that he received grants of Performance Shares and Options in 2006 and 2007, but only restricted stock grants to Mr. Yimoyines appear in this footnote.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table, page 42

19.   You may provide additional tables that are not required by Item 404, but you should be clear about what they are intended to depict and why the information is useful to investors. This table shows salary and bonus as a percentage of total compensation, but does not show cash awards under the Management Incentive Plan or other elements of compensation as percentage of total compensation. At a minimum, it unclear why you elected to show bonus (which was $0 in each case) as a percentage of compensation, but not cash awards under the MIP.

Closing

        Please respond to these comments within 10 business days or tell us when you will provide us a response. To expedite our review, you may wish to provide us two marked courtesy copies of the response. Include a cover letter tagged as correspondence that keys the responses to the comments and provides any requested information. We may have additional comments after review of the responses to the comments and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since Nalco and its management are in possession of all facts relating to Nalco's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        In responding to the comments, provide a written statement from Nalco in which it acknowledges that:

- Nalco is responsible for the adequacy and accuracy of the disclosure in the filing.

- Our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action on the filing.

- Nalco may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Nalco provides us in our review of the filing or in response to our comments on the filing.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director